U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            FORM 10-SB12G

                  GENERAL FORM FOR REGISTRATION OF
                SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



                             eXmailit.com
            --------------------------------------------
           (Name of Small Business Issuer in Its Charter)

        Nevada                         88-0469593
----------------------      -----------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number


      530-999 West Hastings Street
        Vancouver, B.C., Canada                  V6C 2W2
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                         (604) 688-4060
       -----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                             PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

General
-------
eXmailit.com was incorporated in the State of Nevada on April 6, 2000 to engage in the business of providing Internet-based email-to-mail printing and delivery services. We operate the eXmailit.com website, an Internet-based email-to-mail service.
The network consists of a consumer-based, software product and a number of strategically located international distribution centers, which enables users to send email as standard post. Our objective is to establish the eXmailit.com network and brand name as a trusted and comprehensive email-to-mail service on the Internet.

We intend to offer an international email-to-mail service to the general public and business clients. The clients deposit funds into an account, which allows them to send traditional mail via securely Encrypted email to any point on the globe using regional domestic rates and postal services. The clients can also include photographs or other color documents.

Business Strategy
-----------------
Our business strategy in seeking to establish the eXmailit.com network and brand name as a trusted and comprehensive source of email-to-mail services on the Internet incorporates the following key elements:

- Establish the eXmailit.com Brand - Create a strong brand with which consumers will associate trustworthiness and credibility of services. We intend to allocate significant resources to further develop and build brand recognition through on-line advertising, general advertising, strategic alliances and other marketing initiatives.

- Provide Consumers with Unique Features and Tools - Our software is designed to provide easy access to innovative mailing features and tools. We intend to continue to add useful tools to enable its users to personalize our on-line experience.
We believe ourtools and features will continue to encourage users to utilize eXmailit.com as their preferred vehicle for email-to-mail service.

- Provide an Attractive Advertising Site - We believe our ability to target specific users, the interactive nature of our software, our user-friendly and attractive website and the demographic characteristics of our users will allow us to fill a significant market gap.

Marketing
---------
Media purchasing is a significant component to the brand awareness and customer acquisition strategy for eXmailit.com.
The Company believes that traditional advertising, in conjunction with Internet for several years. The Company intends to promote eXmailit.com to the mass Internet audience through television, radio, magazine, newspaper, billboard and Internet banner advertising in order to attract first time users.

Competition
-----------
We compete directly for users and advertisers with numerous Internet and non-internet businesses, including: letterpost.com, netgram.com, sendsnailmail.com; on-line and Internet portal companies that provide email services to their users, such as America Online, Inc.; Microsoft Network; Yahoo!, Inc.; Excite, Inc., and Lycos Corporation; traditional postal services, such as the United States Postal Service, Federal Express and other courier companies.

We believe that competition in the on-line mail industry is based primarily on:

  - speed, ease of use, convenience and savings;
  - brand recognition; and
  - the quality and market acceptance of new enhancements to current features and tools.

To be competitive, we must be prepared to respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovative technologies by continuing to enhance our products and services, as well as our sales and marketing channels. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Any significant increases in competition will make it more difficult for us to gain market share or may force us to charge lower prices, either of which could adversely affect our business operations.

Government Regulation
---------------------
General Internet Regulations - There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, on-line content regulation, user it may take years to determine whether and how existing laws such as those governing issues such as intellectual property ownership and infringement, privacy, libel, copyright, trade mark, trade secret, obscenity, personal privacy, taxation, regulation of professional services, and the regulation of the sale of other specified goods and services apply to the Internet and Internet advertising. The requirement that we comply with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business, or otherwise have a material adverse effect on our business, results of operations and/or financial condition.

On-line Content Regulations - Several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to certain persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on eXmailit.com. Legislation regulating on-line content could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on our ability to generate revenues.

Data Privacy Concerns - The Federal Trade Commission and several other U.S. and non-US regulatory agencies have adopted new data privacy laws, rules and regulations regarding the collection and use of personal identifying information obtained from individuals when accessing websites, with particular emphasis on access by minors. Such regulations may include requirements that companies establish certain procedures to, among other things:

(a) give adequate notice to consumers regarding information collection and disclosure practices;

(b) provide consumers with the ability to have personal identifying information deleted from a company's database;

(c) provide consumers with access to their personal information and with the ability to rectify inaccurate information;

(d) clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's website; and

(e) obtain express parental consent prior to collecting and
using personal identifying information obtained from children under 13 years of age.
                            4

Legislative proposals have been made by the federal government that would afford broader protection to owners of databases of information, such as stock quotes and sports scores. Such protection already exists in the EU. If enacted, this legislation could result in an increase in the price of services that provide data to websites. In addition, such legislation could create potential liability for unauthorized use of such data.

Employees
---------
At the present time, we have no employees, other than our officers and directors, who devote part time or as needed to our business. During the next six months, we intend to contract two computer programmers to develop the eXmail software and eXmailit.com website.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Plan of Operation
-----------------
We expect our current cash in the bank of $41,666 at March 31, 2002, plus revenues we expect to derive from our business operations to satisfy our cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

As of the date of this registration statement, we have not yet commenced business operations or generated any revenues. During the next 12 months, we intend to spend approximately $10,000 on research and development. We do not intend to purchase any significant property or equipment during the next 12 months.

Results of Operations
---------------------
For the period from inception to December 31, 2000, the year ended December 31, 2001, and the quarter ended March 31, 2002, we had no revenues and incurred net operating losses of $28,224, $46,241 and $5,662, respectively, consisting of general and administrative expenses, research and software development costs and legal and professional fees incurred in connection with the filing of our initial public offering documents in the State of Nevada. Net cash provided by financing activities was $3,000 for the period from inception to the year ended December 31, 2000 and $50,000 for the year ended December 31, 2001. Our ability to continue as a going concern is dependent upon its ability to generate revenues or raise funds through sale of equity securities for use in administrative and investment activities.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
We do not own any property. We are currently using the business offices of one of our Directors, Robert Gardner, at 999
West Hastings Street, Suite 530, Vancouver, BC, Canada, on a rent-free basis. The premises consist of approximately 1000 square feet, including office space, reception area and meeting facilities. At such time as these premises are no longer sufficient for our business operations, we will lease larger office space in downtown Vancouver at competitive market rates.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding
Common Stock beneficially owned on December 31, 2001 and March
31, 2002, for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. At December 31, 2001 and March 31, 2002, there were 4,000,000 shares of our Common Stock issued and outstanding.

Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
----------------        ---------------------       ----------
M. Kevin Ryan                 1,500,000                37.5%
4338 Bergamo Drive
Encino, CA 91436

Robert Gardner                1,510,000               37.75%
530-999 W. Hastings Street
Vancouver, BC V6C 2W2
----------------------------
All Executive Officers and
Directors as a group
(2 persons)                   3,010,000                75.25%

(1) The persons named above, who are the only officers, directors and principal shareholders, may be deemed to be parents and promoters, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only promoters.

(2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

< Name                        Age      Position(s)
-------                       ---      -----------
M. Kevin Ryan                44     President, Secretary and
4338 Bergamo Drive                  Director
Encino, CA 91436

Robert Gardner               61     Treasurer and Director
530-999 W. Hastings Street
Vancouver, BC V6C 2W2

Background of Officers and Directors
------------------------------------
M. Kevin Ryan has been President, Secretary and a Director of the Company since inception. From 1994 to the present, Mr. Ryan has also been the Co-Founder, President and Chief Operations Officer of Shavick Studios in Vancouver, BC. From 1985 to 1994, Mr. Ryan was involved in myriad aspects of independent motion picture production and television commercials in Hollywood, CA. From 1977 to 1985, Mr. Ryan was an independent computer system and program analyst in Menlo Park, CA. He attended the University of San Francisco, with a split major in physics and accounting. Mr. Ryan devotes his time as required to the business of the Company.

Robert Gardner has been Treasurer and a Director of the Company since the last Annual Meetings held on October 1, 2001. From 1966 to the present, Mr. Gardner has also been a practicing attorney in Vancouver, British Columbia, Canada and, since 1986, has also been a Queen's council. Mr. Gardner is currently also a director of Global Light Telecommunications, Inc., a publicly traded company on the American Stock Exchange and National Gold Corporation, a publicly traded company on the Canadian Venture Exchange. Mr. Gardner graduated from the University of Cambridge, England in 1965 with a Master of Arts degree and a Master of Laws degree. He was admitted to the Bar of England and Wales in 1964 and admitted to the Bar in British Columbia, Canada in 1966. Mr. Gardner devotes his time as required to the business of the Company.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf. Therefore, no summary compensation tables are included herein.

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements. We presently have no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
We do not currently have any related transactions and have not yet formulated a policy for the resolution of any conflicts, should they arise.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
At March 31, 2002 and December 31, 2001, there were 4,000,000 shares of Common Stock issued and outstanding.

Common Stock
------------
The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs; (iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
We will furnish audited annual financial reports to stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Stock Transfer Agent
--------------------
Our stock transfer agent is Signature Stock Transfer of Dallas, Texas, an independent stock transfer agency.


                           PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
At March 31,2002 and December 31, 2001, there were 31 shareholders of record, holding a total of 4,000,000 shares of our Common
Stock. The Common Stock is currently listed for trading in the pink sheets under the symbol, EXMA; however, trading has not yet commenced.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of Management's knowledge, there are no material legal proceedings filed or threatened against eXmailit.com.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
Parker & Co., independent chartered accountant, have been our only auditors since inception and there have been no disagreements between us and Parker & Co.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On April 30, 2000, a total of 3,000,000 shares of Common Stock proprietary rights, business plans and cash in the amount of $3,000 U.S., or $.001 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by officers and directors of the Company. This transaction was conducted in reliance upon an exemption from registration provided under Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made by the Issuer in transactions not involving any public offering.

On September 19, 2001, a total of 1,000,000 shares of Common Stock were issued to 30 investors in exchange for $50,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on September 21, 2000. All of such shares were sold to accredited and unaccredited investors who were friends, family members, acquaintances and/or business associates of the Company's officers, directors and registered sales agent.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to the Articles of Incorporation and By-Laws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                          PART F/S

Following are the audited financial statements for the year ended
December 31, 2001 and the unaudited statements for the three-month period ended March 31, 2002, prepared and reviewed, respectively, by Parker & Co., our Independent Chartered Accountants.

eXmailit.com
F I N A N C I A L   S T A T E M E N T S
FROM INCEPTION, 6 APRIL 2000, TO 31 DECEMBER 2000
AND FOR THE YEAR ENDED 31 DECEMBER 2001
Audited - See Independent Auditor's  Report
-----------------------------------------------------------------

P A R K E R  &  C O.
CHARTERED ACCOUNTANTS
Page 1 of 7
200 - 2560 Simpson Road, Richmond BC  V6X 2P9
Tel:  (604)  276-9920     Fax:  (604)  276-4577
----------------------------------------------------------------




I N D E P E N D E N T  A U D I T O R ' S  R E P O R T

We have audited the statement of financial position of eXmailit.com as at 31 December 2001 and 2000 and the statements of loss and deficit, cash flows and changes in stockholders' equity for the year ended 31 December 2001 and from inception, 6 April 2000, to 31 December 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurances whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes accessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 31 December 2001 and 2000 and the result of its operations, cash flows and changes in stockholder's equity for the year ended 31 December 2001 and from inception, 6 April 2000, to 31 December 2000 in accordance with generally accepted accounting principles in the United States.

These financial statements have been prepared assuming the company will continue as a going concern. As stated in Note 2 to the financial statements, the company will require an infusion of capital to sustain itself. This requirement for additional capital raises substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainity.

Richmond, British Columbia, Canada
8 April 2002

/s/ PARKER & CO.
CHARTERED ACCOUNTANTS
eXmailit.com
S T A T E M E N T O F F I N A N C I A L P O S I T I O N Unaudited - See the Review Engagement Report
Page 2 of 7
---------------------------------------------------------------
AS AT 31 DECEMBER                       2001         2000
                                     ---------    ---------
CURRENT ASSETS
Cash                                   $46,613     $23,433
Due from a shareholder                       -       3,632
Deposits                                     -         131
                                    ---------    ---------
Total current assets                   46,613       27,196
                                     ---------   ---------
EQUIPMENT AND SOFTWARE, NOTE 3
Office and computer equipment and
  software, at cost                     11,732      26,739
Accumulated amortization                 3,772       3,501
                                     ---------   ---------
Unamortized cost                         7,960      23,238
                                     ---------   ---------
TOTAL ASSETS                           $54,573     $50,434
                                     =========   =========
CURRENT LIABILITIES
Accounts payable                       $ 1,038     $   658
Loans payable, Note 4                   75,000      75,000
                                     ---------   ---------
Total current liabilities               76,038      75,658
                                     ---------   ---------
DEFICENCY IN ASSETS
Share capital, Note 5                    4,000       3,000
Additional paid in capital              49,000           -
                                     ---------   ---------
Total share capital                     53,000       3,000
Deficit                                (74,465)    (28,224)
                                     ---------   ---------
Total deficiency in assets             (21,465)    (25,224)
                                     ---------   ---------
TOTAL LIABILITIES AND DEFICIENCY
IN ASSETS                              $54,573     $50,434
                                     =========   =========
eXmailit.com
S T A T E M E N T  O F  L O S S  A N D  D E F I C I T
Audited - See Independent Auditor's  Report
Page 3 of 7
-----------------------------------------------------------------
                                                     FROM
                                      FOR THE        INCEPTION,
                                      YEAR           6 APRIL 2000
                                      ENDED          TO
                                      31 DECEMBER    31 DECEMBER
                                      2001           2000
                                      -----------    ------------
REVENUE
Interest earned                      $      33        $     521
                                     -----------     ----------
EXPENSES
Accounting                                 409              672
Advertising                                  -              647
Amortization                             4,983            3,501
Bank charges                               356              282
Consulting                                   -               39
Dues and subscriptions                   1,317              121
Legal and professional fees             27,807            9,851
Office supplies                          1,347            1,627
Postage and courier                        187              222
Rent                                       355            7,090
Telephone                                1,405            1,366
Travel                                   5,109            2,512
Utilities                                    -              153
Exchange losses                          2,999              662
                                    ----------        ---------
Total expenses                          46,274           28,745
                                    ----------        ---------
LOSS BEFORE INCOME TAXES               (46,241)         (28,224)

INCOME TAXES, NOTE 7                          -               -
                                     ----------       ---------
LOSS                                   (46,241)         (28,224)
DEFICIT, BEGINNING                     (28,224)               -
                                     -----------      ---------
DEFICIT, ENDING                       ($74,465)        ($28,224)
                                    ===========       =========
LOSS PER SHARE, NOTE 8                  ($0.01)          ($0.01)
                                     ===========      =========
eXmailit.com
S T A T E M E N T  O F  C A S H  F L O W S
Audited - See Independent Auditor's  Report
Page 4 of 7
-----------------------------------------------------------------
                                               FROM
                                FOR THE        INCEPTION,
                                YEAR           6 APRIL 2000
                                ENDED          TO
                                31 DECEMBER    31 DECEMBER
                                2001           2000
                                -----------    ------------
CASH PROVIDED (USED) FROM OPERATIONS
Net loss                        ($46,241)       ($28,224)
  Items not involving cash
  Amortization of equipment and
    software cost                  4,983           3,501
  Office equipment exchanged for
    consulting services           15,354               -
                                  --------      --------
  Total cash used for the loss   (25,904)        (24,723)
                                 --------      --------
Changes in working capital other than cash:
  Due from a shareholder           3,632          (3,632)
  Deposit                            131            (131)
  Accounts payable                   380             658
  Loan payable                         -          75,000
                                 --------       --------
  Total changes in working
   capital                         4,143          71,895
                                 --------      --------
Total cash used in operations    (21,761)         47,172
                                 --------      --------
CASH PROVIDED (USED) BY INVESTMENT ACTIVITY
Acquisition of equipment and
  software                        (5,059)       (26,739)
                                 ---------     --------
CASH PROVIDED (USED) BY FINANCING ACTIVITY
Issue of common stock             50,000          3,000
                                 ---------     --------
Total cash provided by financing  50,000          3,000
                                 ---------     --------
CASH CHANGE                       23,180         23,433
CASH BEGINNING                   $23,433              -
                                 ---------      --------
CASH ENDING                      $46,613        $23,433
                                 =======        ========
COMPRISED OF:
Cash                             $46,613        $23,433
                                  =======      ========
eXmailit.com
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FROM INCEPTION, 6 APRIL 2000, TO 31 DECEMBER 2000
AND FOR THE YEAR ENDED 31 DECEMBER 2001
Audited - See Independent Auditor's  Report
Page 5 of 7
----------------------------------------------------------------
                            COMMON   COMMON   ADDITIONAL
                            STOCK    STOCK    PAID IN
CONSIDERATION               ISSUED   AMOUNT   CAPITAL    DEFICIT
--------------------     ---------   ------  ----------  -------
Private placement
for cash on
10 April 2000             3,000,000  $3,000   $      0

Net loss from
inception, 6 April
2000, to
31 December 2000                                        ($28,224)
                         ---------  ------   --------    --------

Balance as at
31 December 2000         3,000,000   3,000           -   (28,224)

Private placement
for cash on
20 September 2001        1,000,000   1,000      49,000

Net loss for the
year ended
31 December 2001                                        (46,241)
                        ---------  ------    --------    -------

Balance as at
31 December 2001        4,000,000  $4,000      $49,000 ($74,465)
                        =========  ======      =======  ========
eXmailit.com
N O T E S  T O  T H E  F I N A N C I A L  S T A T E M E N T S
FROM INCEPTION, 6 APRIL 2000, TO 31 DECEMBER 2000
AND FOR THE YEAR ENDED 31 DECEMBER 2001
Audited - See Independent Auditor's  Report
Page 6 of 7

Note 1   THE CORPORATION AND ITS BUSINESS

eXmailit.com was incorporated in the State of Nevada, United States on 6 April 2000.

The company has offices in Vancouver, British Columbia, Canada. The company has been organized to operate an online email to mail service network on the internet. The company is presently establishing itself as a going concern. Operations started in the month of April 2000. The fiscal year end of the Company is 31 December.

Note 2   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These financial statements have been prepared using United States Generally Accepted Accounting Principles as established by the American Institute of Certified Public Accountants and have been stated in United States dollars rounded to the nearest whole dollar except for the loss per share which has been rounded to the nearest cent. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activities have just begun and insufficient revenue has been generated to sustain the company as a going concern without the infusion of additional capital.

Revenue is recorded as a sale at the time the services contracted for have been completed. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.

Equipment and software are all amortized at 20% on the declining balance.

Note 3    EQUIPMENT AND COMPUTER SOFTWARE

                          ACCUMULATED    UNAMORTIZED  UNAMORTIZED
              AT COST     AMORTIZATION     COST          COST
            31 DECEMBER   31 DECEMBER    31 DECEMBER  31 DECEMBER
COMPRISED OF:   2001          2001          2001         2000
------------    ----------  ------------  ----------- -----------
Office
furniture      $1,982        $    673       $1,309     $1,713

Computer
equipment           -              -             -     13,317

Computer
software        5,616           1,751        3,865      4,613

Leasehold
improvements    4,134           1,348        2,786      3,595
              -------         -------       ------    -------
              $11,732          $3,772       $7,960    $23,238
              =======          ======       ======    =======

Note 4  LOANS PAYABLE

The loans payable were repayable on August 12, 2001. Interest at the rate of 15% per annum may be charged after the loans maturity at the option of the holder. If payment is not paid within 30 days of the due date, then liquidation damages equal to 5% of the overdue amount will be added to the balance owing. The interest for 2001 and the liquiation damages have been waived.

eXmailit.com
N O T E S  T O  T H E  F I N A N C I A L  S T A T E M E N T S
FROM INCEPTION, 6 APRIL 2000, TO 31 DECEMBER 2000
AND FOR THE YEAR ENDED 31 DECEMBER 2001
Audited - See Independent Auditor's  Report
Page 7 of 7

NOTE 5   SHARE CAPITAL

The authorized share capital is 100,000,000 shares with a par value of $0.001.

4,000,000 common share have been issued as follows:

                                             ADDITIONAL
                                     SHARE   PAID IN
CONSIDERATION      DATE      ISSUED  CAPITAL CAPITAL    TOTAL
-----------------  ------   -------- ------- ---------  -----
Private placement
for cash
                    4-10-00 3,000,000 $3,000 $  0      $3,000

Private placement
for cash            9-20-01 1,000,000  1,000   49,000  50,000
                   --------- --------  ------ -------  ------
Balance as at      12-31-01 4,000,000 $4,000  $49,000 $53,000
                   ======== ========= ======  ======= =======

Note 6  RELATED PARTY TRANSACTIONS

The officers and directors of the company are involved in other business activities, and may, in the future become active in additional other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the company and their own business interests. The company has not formulated a policy for the resolution of such a conflict.

Note 7   INCOME TAXES

Income taxes on the loss has not been reflected in these financial statements as it is not virtually certain that this loss will be recovered before the expiry period of the loss carry forwards.

Note 8   LOSS PER SHARE

Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares during the period. Diluted loss per share is calculated on the weighted average number of common shares that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options or similar rights were available or granted during the period presented. Accordingly, basic and diluted loss per share are the same.

eXmailit.com
I N T E R I M  F I N A N C I A L   S T A T E M E N T S
FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
Unaudited - See the Review Engagement Report
-----------------------------------------------------------------

P A R K E R  &  C O.
CHARTERED ACCOUNTANTS
Page 1 of 7
200 - 2560 Simpson Road, Richmond BC  V6X 2P9
Tel:  (604)  276-9920     Fax:  (604)  276-4577
----------------------------------------------------------------




REVIEW ENGAGEMENT  R E P O R T

We have compiled the interim statement of financial position of eXmailit.com as at 31 March 2002 and 2001 and the interim statements of deficit and loss and cash flows for the three months then ended and the interim changes in stockholders' equity from inception, 6 April 2000 to 31 March 2002. Our review was made in accordance with generally accepted standards for review engagements and, accordingly, consists primarily of inquiry, analytical procedures and discussions related to information supplied to us by the company.

A review does not constitute an audit and, consequently, we do not express an audit opinion on these interim financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not, in all material respects, in accordance with generally accepted accounting principles in the United States of America.

These interim financial statements have been prepared assuming the company will continue as a going concern. As stated in Note 2 to the interim financial statements, the company will rquire an infusion of capital to sustain itself. This requirement for additional capital raises substandial doubt about the company's ability to continue as a going concern. The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Richmond, British Columbia, Canada
20 April 2002

/s/ PARKER & CO.
CHARTERED ACCOUNTANTS
eXmailit.com
S T A T E M E N T  O F  F I N A N C I A L  P O S I T I O N
Unaudited - See the Review Engagement Report
Page 2 of 7
---------------------------------------------------------------

AS AT 31 MARCH                      2002     2001
                                 ---------    ---------
CURRENT ASSETS
Cash                                 $41,666     $12,704
                                   ---------   ---------
Total current assets                  41,666       12,704
                                   ---------   ---------

EQUIPMENT AND SOFTWARE, NOTE 3
Office and computer equipment and
  software, at cost                  11,732       29,138
Accumulated amortization              4,512        4,650
                                  ---------   ---------
Unamortized cost                      7,220       24,488
                                  ---------   ---------
TOTAL ASSETS                        $48,886      $37,192
                                  =========    =========
CURRENT LIABILITIES
Accounts payable                    $ 1,013     $     0
Loans payable, Note 4                75,000      75,000
                                  ---------   ---------
Total current liabilities            76,013      75,000
                                  ---------   ---------
DEFICENCY IN ASSETS
Share capital, Note 5                 4,000       3,000
Additional paid in capital           49,000           -
                                  ---------   ---------
Total share capital                  53,000       3,000
Deficit                             (80,127)     (40,808)
                                  ---------   ---------
Total deficiency in assets          (27,127)    (37,808)
                                  ---------   ---------

TOTAL LIABILITIES AND DEFICIENCY
IN ASSETS                           $48,886     $37,192
                                  =========   =========
eXmailit.com
S T A T E M E N T  O F  L O S S  A N D  D E F I C I T
Unaudited - See the Review Engagement  Report
Page 3 of 7
----------------------------------------------------------

                                      FOR THE        FOR THE
                                      THREE          THREE
                                      MONTHS         MONTHS
                                      ENDED          ENDED
                                      31 MARCH       31 MARCH
                                      2002           2001
                                -----------    -----------
REVENUE
Interest earned                    $      0      $       0
                                   -----------     -------
EXPENSES
Amortization                            740          1,149
Bank charges                             30              9
Dues and subscriptions                   75             59
Legal and professional fees           3,336          2,935
Office supplies                          90          2,215
Postage and courier                      53              7
Telephone                               365            189
Travel and Entertainment                  -          3,068
Exchange losses                         973          2,953
                                   --------      ---------
Total expenses                        5,662         12,584
                                  ----------     ---------
LOSS BEFORE INCOME TAXES             (5,662)       (12,584)
INCOME TAXES, NOTE 7                      -              -
                                  ----------     ---------
LOSS                                 (5,662)       (12,584)
DEFICIT, BEGINNING                  (74,465)       (28,224)
                                -----------      ---------
DEFICIT, ENDING                    ($80,127)      ($40,808)
                                   ========      =========
LOSS PER SHARE, NOTE 8               ($0.00)        ($0.00)
                                   ========      =========
eXmailit.com
S T A T E M E N T  O F  C A S H  F L O W S
Unaudited - See the Review Engagement Report
Page 4 of 7
-----------------------------------------------------------------
                                     FOR THE        FOR THE
                                      THREE          THREE
                                      MONTHS         MONTHS
                                      ENDED          ENDED
                                      31 MARCH       31 MARCH
                                      2002           2001
                                -----------        -----------
CASH PROVIDED (USED) FROM OPERATIONS
Net loss                             ($ 5,662)    ($12,584)
  Items not involving cash
  Amortization of equipment and
    software cost                         740        1,149
                                    --------      --------
  Total cash used for the loss        ( 4,922)     (11,435)
                                     --------      --------
Changes in working capital other than cash:
  Due from a shareholder                             3,632
  Deposit                                              131
  Accounts payable                       (25)         (658)
  Loan payable                             -             -
                                    --------      --------
  Total changes in working capital       (25)        3,105
                                    --------      --------
Total cash used in operations         (4,947)       (8,330)
                                    --------      --------
  CASH PROVIDED (USED) BY INVESTMENT ACTIVITY
Acquisition of equipment and software      -        (2,399)
                                    --------     ---------
CASH PROVIDED (USED) BY FINANCING ACTIVITY
Issue of common stock                      -             -
                                    --------     ---------
Total cash provided by financing          -             -
                                    --------     ---------
CASH CHANGE                           (4,497)      (10,729)
CASH BEGINNING                        46,613        23,433
                                     -------      --------
CASH ENDING                          $41,666       $12,704
                                     =======      ========
COMPRISED OF:
Cash                                 $41,666       $12,704
                                     =======      ========
eXmailit.com
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
Unaudited - See the Review Enagement Report
Page 5 of 7
-------------------------------------------------------------
                      COMMON     COMMON     ADDITIONAL
                      STOCK      STOCK      PAID IN
CONSIDERATION         ISSUED     AMOUNT     CAPITAL   DEFICIT
--------------------  ---------  ------  ----------   -------
Private placement
for cash on
10 April 2000        3,000,000  $3,000     $      0


Net loss from
inception, 6 April
2000, to
31 December 2000                                     ($28,224)
                      ---------  ------   --------    --------

Balance as at
31 December 2000    3,000,000   3,000           -     (28,224)


Private placement
for cash on
20 September 2001   1,000,000   1,000       49,000


Net loss for the
year ended
31 December 2001                                      (46,241)
                      ---------  ------    --------    -------

Balance as at
31 December 2001    4,000,000  $4,000      $49,000   ($74,465)

Net loss for the
three months
ended 31 March 2002                                    (5,662)
                      ---------  ------    -------    --------
Balance as at
31 March 2002       4,000,000  $4,000      $49,000   ($80,127)
                    =========  ======      =======    ========
eXmailit.com
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
Unaudited - See the Review Engagement Report
Page 6 of 7

Note 1   THE CORPORATION AND ITS BUSINESS

eXmailit.com was incorporated in the State of Nevada, United States on 6 April 2000.

The company has offices in Vancouver, British Columbia, Canada. The company has been organized to operate an online email to mail service network on the internet. The company is presently establishing itself as a going concern. Operations started in the month of April 2000. The fiscal year end of the Company is 31 December.

Note 2   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These interim financial statements have been prepared using United States Generally Accepted Accounting Principles as established by the American Institute of Certified Public Accountants and have been stated in United States dollars rounded to the nearest whole dollar except for the loss per share which has been rounded to the nearest cent. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activities have just begun and insufficient revenue has been generated to sustain the company as a going concern without the infusion of additional capital.

Revenue is recorded as a sale at the time the services contracted for have been completed. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.

Equipment and software are all amortized at 20% on the declining balance.

Note 3    EQUIPMENT AND COMPUTER SOFTWARE

                           ACCUMULATED   UNAMORTIZED   UNAMORTIZED
               AT COST     AMORTIZATION  COST          COST
               31 DECEMBER 31 DECEMBER   31 DECEMBER   31 DECEMBER
COMPRISED OF:  2001        2001          2001          2000
------------    ----------  ------------  ----------- -----------
Office
furniture      $1,982       $808         $1,174       $1,645

Computer
equipment          -         -              -         14,710

Computer
software        5,616      2,088          3,528        4,673

Leasehold
improvements    4,134      1,616          2,518       3,460
              -------    -------         ------     -------
              $11,732     $4,512         $7,220     $24,448
              =======     ======         ======     =======


Note 4  LOANS PAYABLE

The loans payable were repayable on August 12, 2001. Interest at the rate of 15% per annum may be charged after the loans maturity at the option of the holder. If payment is not paid within 30 days of the due date, then liquidation damages equal to 5% of the overdue amount will be added to the balance owing. The interest for 2001 and the liquiation damages have been waived.

eXmailit.com
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
Unaudited - See the Review Engagement Report
Page 7 of 7

NOTE 5   SHARE CAPITAL

The authorized share capital is 100,000,000 shares with a par value of $0.001.

4,000,000 common share have been issued as follows:

                                            ADDITIONAL
                                    SHARE   PAID IN
CONSIDERATION        DATE   ISSUED  CAPITAL CAPITAL   TOTAL
-----------------  ------- -------- ------- --------- -------
Private placement
for cash
                   4-10-00 3,000,000 $3,000 $   0     $3,000

Private placement
for cash           9-20-01 1,000,000  1,000  49,000   50,000
                           --------- ------  ------  -------
Balance as at      3-31-02 4,000,000 $4,000 $49,000  $53,000
                           ========= ====== =======  =======

Note 6  RELATED PARTY TRANSACTIONS

The officers and directors of the company are involved in other business activities, and may, in the future become active in additional other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the company and their own business interests. The company has not formulated a policy for the resolution of such a conflict.

Note 7   INCOME TAXES

Income taxes on the loss has not been reflected in these financial statements as it is not virtually certain that this loss will be recovered before the expiry period of the loss carry forwards.

Note 8   LOSS PER SHARE

Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares during the period. Diluted loss per share is calculated on the weighted average number of common shares that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options or similar rights were available or granted during the period presented. Accordingly, basic and diluted loss per share are the same.

                             PART III

Item 1.  Index to Exhibits
--------------------------

Exhibit No.       Description                  Page No.
-----------       -----------                  --------
   3             Articles of Incorporation           29
                  and Bylaws

  10            Consent of Accountants               63







                              SIGNATURES
                              ----------

In accordance with Section 12 of the Securities Exchange Act, the
Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           eXmailit.com, a Nevada corporation

Date: April 25, 2002       By:/s/ M. Kevin Ryan, President,
               Secretary and Director


Date: April 25, 2002       By:/s/ Robert Gardner, Treasurer
                         and Director